Filed Pursuant to Rule 433

Registration Statement No. 333-228294

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated January 23, 2020 and Prospectus dated November 9, 2018)

January 23, 2020

US$1,500,000,000 2.894% Subordinated Notes due 2030

Subject, upon the occurrence of a Non-Viability Trigger Event, to Conversion or possible
Write-off, as more fully described in the Prospectus dated November 9, 2018

US$1,500,000,000 2.894% Subordinated Notes due 2030 (the “notes”)

Issuer:	Westpac Banking Corporation

Principal Amount:	US$1,500,000,000

Expected Instrument Ratings*:	Baa1 (hyb) / BBB+ / A+ (Moody’s / S&P Global Ratings / Fitch)

Legal Format:	SEC Registered Global Notes

Trade Date:	January 23, 2020

Issue Date:	January 31, 2020 (T+6)

Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the three succeeding business days will be required, by virtue of the fact that the notes initially settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	February 4, 2030

Reset Date:	The Interest Payment Date on February 4, 2025, subject to the Business Day Convention

Interest Rate:	2.894% per annum on the Outstanding Principal Amount from and including the Issue Date to but excluding the Reset Date

Reset Interest Rate:

If all of the notes have not been redeemed, purchased and cancelled, Written-Off or Converted by the Issuer by the Reset Date, the interest, payable on the Outstanding Principal Amount semi-annually in arrears for the period from, and including, the Reset Date to, but excluding, the Maturity Date shall be reset to a fixed rate per annum equal to:

•                 the prevailing 5-Year USD Treasury Rate (“5-Year U.S. Treasury Rate”) on the Reset Determination Date; plus

•                 the Spread.

“5-Year U.S. Treasury Rate” is calculated by the Calculation Agent as an interest rate expressed as a percentage determined to be the per annum rate equal to the yield to maturity for U.S. Treasury securities with a maturity of five years as published in the most recent H.15.

“H.15” means the daily statistical release designated as such, or any successor publication, published by the Board of Governors of the United States Federal Reserve System that establishes yield on actively traded U.S. Treasury securities under the caption “Treasury constant maturities”, or any successor site or publication, that establishes yield on actively traded U.S. Treasury securities, and “most recent H.15” means the H.15 which includes a yield to maturity for U.S. Treasury securities with a maturity of five years published closest in time but prior to the Reset Determination Date.

“Reset Business Day” means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in Sydney, Australia, New York, New York and London, United Kingdom.

“Reset Determination Date” means the second Reset Business Day immediately preceding the Reset Date.

“Spread” means 1.350 per cent per annum, being the difference between the Re-offer Yield on the Trade Date and the Benchmark 5-Year Treasury Yield at the time of pricing on the Trade Date.

Re-offer Price:	100.000%

Benchmark 5-Year Treasury:	UST 1.750% due December 31, 2024

Benchmark 5-Year Treasury Price and Yield:	100-31 ¼ / 1.544%

Re-offer Spread:	+ 135 basis points

Re-offer Yield:	2.894%

Fees:	35 basis points

All-in Price:	99.650%

Interest Payment Dates:

Payable semi-annually in arrears on February 4 and August 4 of each year, commencing August 4, 2020, subject to the Business Day Convention and certain solvency conditions described in the Preliminary Prospectus Supplement, dated January 23, 2020 (the “Preliminary Prospectus Supplement”). Interest will accrue on the notes from (and including) the Issue Date (long first coupon).

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$1,494,750,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close

Business Day Convention:

Any payment of principal or interest required to be made on an Interest Payment Date that is not a Business Day, or redemption to be made on the Reset Date if the Reset Date is not a Business Day, will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date, including the Reset Date, to the date of payment or redemption on the next succeeding Business Day

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

Ranking and Status of the Subordinated Notes:

The notes will be the Issuer’s direct, unsecured and subordinated obligations. In the event of a Winding-Up, to the extent the notes have not previously been Converted or Written-off (or that have been partially Converted or Written-off), the notes would:

(i) be subordinate to, and rank junior in right of payment to, the obligations of Westpac to Senior Creditors, and certain debts required to be preferred by law, and all such obligations to Senior Creditors and debts required to be preferred by law shall be entitled to be paid in full before any payment shall be paid on account of any sums payable in respect of the notes;

(ii) rank equally with other unsecured obligations of Westpac to the holders of Subordinated Debt Securities that have not been Converted or Written-off (or that have been partially Converted or Written-off), and the obligations of Westpac to holders of Equal Ranking Instruments; and

(iii) rank prior to, and senior in right of payment to the obligations of Westpac to holders of Ordinary Shares, and other Junior Ranking Capital Instruments.

For a description of debts preferred by law, see “Description of the Subordinated Debt Securities—Ranking” in the Prospectus dated November 9, 2018 (the “Prospectus”).

However, it is unlikely a Winding-Up will occur without a Non-Viability Trigger Event having occurred first and the notes being Converted or Written-off. In that event:

•                 if the notes have Converted into Ordinary Shares, holders will rank equally with existing holders of Ordinary Shares; and

•                 if the notes are Written-off, all rights in relation to the notes will be terminated, and holders will not have their Outstanding Principal Amount repaid or receive any outstanding interest or accrued interest, or have the right to have the notes Converted into Ordinary Shares. In such an event, a holder’s investment in the notes will lose all of its value and such holder will not receive any compensation.

Optional Redemption:

Subject to certain limitations, the Issuer may redeem all, but not less than all, of the notes on the Reset Date, as described in the Prospectus under the heading “Description of the Subordinated Debt Securities—General”. Redemption is subject to APRA’s prior written approval (which may or may not be given).

If the Issuer redeems the notes in these circumstances, the redemption price of each note redeemed will be equal to 100% of the Outstanding Principal Amount of such note. In addition, we will pay to the holders of the notes redeemed in these circumstances accrued but unpaid interest to, but excluding, the date of redemption.

Redemption for Specified Australian Taxation or Regulation Events:

The Issuer may redeem all, but not less than all, of the notes if specified events occur involving Australian taxation or regulation as described in the Preliminary Prospectus Supplement and the Prospectus, at a redemption price equal to the Outstanding Principal Amount. In addition, we will pay to the holders of the notes redeemed in these circumstances accrued but unpaid interest to, but excluding, the date of redemption. Redemption is subject to APRA’s prior written approval (which may or may not be given).

Solvency Condition:

All of the Issuer’s obligations to make payments in respect of the notes are subject to it being Solvent. If the Issuer is not Solvent, no payment will be made in respect of the notes. The Issuer’s failure to pay in such circumstances will not be an event of default and any unpaid Outstanding Principal Amount will accrue interest and interest not paid will accumulate with compounding until it is paid and will be payable on the first Business Day on which the Issuer is Solvent.

Conversion Upon the Occurrence of a Non-Viability Trigger Event:

Upon the occurrence of a Non-Viability Trigger Event, the Issuer must Convert (or Write-off, if Conversion does not occur within five ASX Business Days after the Non-Viability Trigger Event Date) all or some notes (or a percentage of the Outstanding Principal Amount of each note). On the Non-Viability Trigger Event Date, the Issuer will allot and issue to each holder of notes the Conversion Number of Ordinary Shares for each note (subject always to the Conversion Number being no greater than the Maximum Conversion Number).

Conversion Number means:

Conversion Number for each note =

Outstanding Principal Amount of the Subordinated Debt Security (translated into Australian Dollars in accordance with paragraph (b) of the definition of Outstanding Principal Amount where the calculation date shall be the Non-Viability Trigger Event Date)

P x VWAP

where:

Outstanding Principal Amount has the meaning given to it in Section 4 under “Description of the Subordinated Debt Securities-Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Subordinated Debt Securities-Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

P means 0.99

VWAP means the VWAP during the VWAP Period, as adjusted in accordance with Section 3 under “Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

Maximum Conversion Number means a number calculated according to the following formula:

Maximum Conversion Number for each note =

Outstanding Principal Amount of the Subordinated Debt Security (translated into Australian Dollars in accordance with paragraph (b) of the definition of Outstanding Principal Amount where the Calculation Date shall be the ASX Business Day prior to the Issue Date of the notes)

0.20 x Issue Date VWAP

where:

Outstanding Principal Amount has the meaning given to it in Section 4 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus, as adjusted in accordance with Section 3.13 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

Issue Date VWAP means the VWAP during the period of 20 ASX Business Days on which trading in Ordinary Shares took place immediately preceding but not including the Issue Date, as adjusted in accordance with Section 3 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

If any notes are Converted following a Non-Viability Trigger Event, it is likely that the Maximum Conversion Number will apply and limit the number of Ordinary Shares to be issued. In this case, the value of the Ordinary Shares received is likely to be significantly less than Outstanding Principal Amount of those notes. The Australian Dollar may depreciate in value against the U.S. dollar by the time of Conversion. In that case, the Maximum Conversion Number is more likely to apply. Depending on a holders’ circumstances, a holder may receive Ordinary Shares or the proceeds from the sale thereof. See Section 3.10 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

If Conversion of the notes (or a percentage of the Outstanding Principal Amount of the notes) does not occur for any reason within five ASX Business Days after the Non-Viability Trigger Event Date, the notes (or a percentage of the Outstanding Principal Amount of the notes to be Converted) will be Written-off and the holders’ rights in relation to the notes (including with respect to payments of interest or accrued interest, and the repayment of Outstanding Principal Amount and, upon Conversion, the receipt of Ordinary Shares issued in respect of such notes) will be immediately and irrevocably written-off and terminated with effect on and from the Non-Viability Trigger Event Date, as described in Section 2.3 under “Description of the Subordinated Debt Securities—Additional Provisions Applicable to Subordinated Debt Securities” in the Prospectus.

Governing Law:

The subordinated indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of law principles, except that the Non-Viability Trigger Event, Write-off, Conversion and subordination provisions will be governed by, and construed in accordance with, the laws of the State of New South Wales, Commonwealth of Australia

Calculation Agent:	The Bank of New York Mellon

CUSIP:	961214 EM1

ISIN:	US961214EM13

Joint Book-Running Managers:	BofA Securities, Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., UBS Securities LLC and Westpac Banking Corporation

Co-Managers**:	BMO Capital Markets Corp., ICBC Standard Bank Plc and Scotia Capital (USA) Inc.

Defined Terms:	Capitalized terms not defined in this term sheet have the meaning given in the Prospectus.

Free Writing Prospectus

(To the Preliminary Prospectus Supplement dated January 23, 2020, and Prospectus dated November 9, 2018)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Securities constituting part of its allotment solely outside the United States.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, UBS Securities LLC toll-free at 1-888-827-7275, or Westpac Banking Corporation (collect) at 1-212-389-1269.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA